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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                  --------------------------------------------
                                  SCHEDULE TO/A
                                 (Rule 14d-100)
                  TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 2

                             PRIMESOURCE CORPORATION
                            (Name of Subject Company)

                              FPF ACQUISITION CORP.
                         ENOVATION GRAPHIC SYSTEMS, INC.
                          FUJI PHOTO FILM U.S.A., INC.
                             FUJIFILM AMERICA, INC.
                            FUJI PHOTO FILM CO., LTD.
                      (Names of Filing Persons (Offerors))
                  --------------------------------------------
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                  --------------------------------------------
                                    741593107
                      (CUSIP Number of Class of Securities)
                             Jonathan E. File, Esq.
                       Vice President and General Counsel
                          Fuji Photo Film U.S.A., Inc.
                                 555 Taxter Road
                            Elmsford, New York 10523
                            Telephone: (914) 789-8100
                  (Name,address and telephone number of person
                        authorized to receive notices and
                       communications on behalf of filing
                                    persons)
                  --------------------------------------------
                                    Copy to:
                            David L. Finkelman, Esq.
                          Stroock & Stroock & Lavan LLP
                                 180 Maiden Lane
                            New York, New York 10038
                             Telephone: 212-806-5400
                  --------------------------------------------
                            CALCULATION OF FILING FEE
================================================================================
         Transaction Valuation*                        Amount of Filing Fee**
         $ 65,351,917                                  $ 13,070
================================================================================
* Estimated for purposes of calculating the filing fee only. Calculated by (i) multiplying $10.00, the per share tender offer price, by 6,357,806, the sum of the number of shares of Common Stock sought in the Offer, plus (ii) payments to holders of options with an exercise price less than $10.00 in an amount per option equal to the difference between (a) $10.00 and (b) the applicable exercise price, based on 486,621 outstanding options with an average weighted exercise price of $6.35 per share.

**    Calculated as 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $13,070        Filing party: FPF Acquisition Corp.
      Form or Registration No.: Schedule TO  Date Filed: September 11, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]   third-party tender offer subject to Rule 14d-1.
[ ]   issuer tender offer subject to Rule 13e-4.
[ ]   going-private transaction subject to Rule 13e-3.
[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
================================================================================

                         Amendment No. 2 to Schedule TO

         This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 11, 2001, as amended by Amendment No. 1 (as amended, the "Schedule TO"), and relates to an offer by FPF Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly-owned subsidiary of Enovation Graphic Systems, Inc., a Delaware corporation ("Enovation"), which is a wholly-owned subsidiary of Fuji Photo Film U.S.A., Inc., a New York corporation ("Fuji"), which is a wholly-owned subsidiary of FUJIFILM America, Inc., a Delaware corporation, which is a wholly-owned subsidiary of Fuji Photo Film Co., Ltd., a Japanese corporation, to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of PrimeSource Corporation, a Pennsylvania corporation (the "Company"), and the associated rights to purchase Shares (the "Rights") issued pursuant to the Rights Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent, dated as of February 1, 2001, at $10.00 per Share and associated Right, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," and together with the Offer to Purchase and any amendments or supplements thereto, the "Offer"), copies of which are attached to the Schedule TO as Exhibits (a)(l) and (a)(2), respectively.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 4.  Terms of the Transaction

         The first paragraph in the section of the Offer to Purchase entitled "The Offer--Acceptance for Payment and Payment for Shares" is amended to read in its entirety as follows:

                  "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in "The Offer--Conditions to the Offer," Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer promptly following the Expiration Date. Subject to the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See "The Offer--Certain Legal Matters; Regulatory Approvals."

         The lead-in to subsection (c) in the section of the Offer to Purchase entitled "The Offer--Conditions to the Offer" is amended to read in its entirety as follows:


                  "(c) at any time on or after the date of the Merger Agreement and before the scheduled expiration date of the Offer (as extended pursuant to the terms of the Offer), any of the following conditions shall have occurred and be continuing:"

         The last paragraph in the section of the Offer to Purchase entitled "The Offer--Conditions to the Offer" is amended to read in its entirety as follows:

                  "The foregoing conditions are for the sole benefit of Fuji, Enovation and Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to such condition or may be waived by Purchaser in whole or in part at any time and from time to time in its sole discretion prior to the expiration of the Offer. The failure by Purchaser or any affiliate of Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer."

Item 11.  Additional Information.

         Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding thereto the following:

         "At 11:59 p.m. on September 24, 2001, the waiting period under the HSR Act applicable to the Offer to Purchase expired. On October 2, 2001, Fuji issued a press release announcing the expiration of the HSR Act waiting period."

Item 12.  Exhibits

         Item 12 of the Schedule TO is hereby supplemented and, as so supplemented, amended to read in its entirety as follows:

"Item 12.  Exhibits

(a)(1)* Offer to Purchase dated September 11, 2001 (in the form first mailed to shareholders of the Company).
(a)(2)*  Letter of Transmittal.
(a)(3)*  Notice of Guaranteed Delivery.
(a)(4)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)* Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)*  Summary Advertisement published September 11, 2001.
(a)(8)*  Press release issued by Fuji on September 11, 2001.
(a)(9)   Press release issued by Fuji on October 2, 2001
(d)(1)* Agreement and Plan of Merger dated as of September 4, 2001 among Fuji, Enovation, Purchaser and the Company.
(d)(2)* Confidentiality Agreement dated December 11, 2000 by and among Fuji, Heartland Imaging Companies, Inc. and the Company.
(d)(3)* Employment Agreement, dated as of September 4, 2001, between Enovation and James F. Mullan

----------
*Previously filed."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: October 2, 2001

                              FPF ACQUISITION CORP.

                              By: /s/ Yasuo Tanaka
                                  ----------------------------------------
                              Name: Yasuo Tanaka
                              Title: President

                              ENOVATION GRAPHIC SYSTEMS INC.

                              By: /s/ Yasuo Tanaka
                                  ----------------------------------------
                              Name: Yasuo Tanaka
                              Title: President

                              FUJI PHOTO FILM U.S.A., INC.

                              By: /s/ Yasuo Tanaka
                                  ----------------------------------------
                              Name: Yasuo Tanaka
                              Title: President

                              FUJIFILM AMERICA, INC.

                              By: /s/ Yasuo Tanaka
                                  ----------------------------------------
                              Name: Yasuo Tanaka
                              Title: President

                              FUJI PHOTO FILM CO., LTD.

                              By: /s/ Yasuo Tanaka
                                  ----------------------------------------
                              Name: Yasuo Tanaka
                              Title: Director and Executive Vice President

                                  EXHIBIT INDEX

Exhibit No.
--------------------------------------------------------------------------------
(a)(1)* Offer to Purchase dated September 11, 2001 (in the form first mailed to shareholders of the Company).
(a)(2)*  Letter of Transmittal.
(a)(3)*  Notice of Guaranteed Delivery.
(a)(4)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)* Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)*  Summary Advertisement published September 11, 2001.
(a)(8)*  Press release issued by Fuji on September 11, 2001.
(a)(9)   Press release issued by Fuji on October 2, 2001
(d)(1)* Agreement and Plan of Merger dated as of September 4, 2001 among Fuji, Enovation, Purchaser and the Company.
(d)(2)* Confidentiality Agreement dated December 11, 2000 by and among Fuji, Heartland Imaging Companies, Inc. and the Company.
(d)(3)* Employment Agreement, dated as of September 4, 2001, between Enovation and James F. Mullan

----------
*Previously filed.